October 25, 2013

H. Roger Schwall
Assistant Director
Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Valero Energy Partners LP
Registration Statement on Form S-1
Filed September 19, 2013
File No. 333-191259

Dear Mr. Schwall:

Set forth below are responses of Valero Energy Partners LP (the “Partnership”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated October 16, 2013 regarding the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Partnership has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement through EDGAR and has separately forwarded unmarked courtesy copies of Amendment No. 1 to you, as well as marked copies to show changes made to the original filing of the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Partnership’s response to such comments. All page references in the Partnership’s responses are to the unmarked courtesy copy of Amendment No. 1.

General

1.
We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, summarize the principal terms of the new credit facility, supply the partnership agreement (preferably with your next amendment), and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Please also provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Mr. H. Roger Schwall
U.S. Securties and Exchange Commission
October 25, 2013

Response: The Partnership acknowledges the Staff’s comment and notes that it has filed with Amendment No. 1 the form of the Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP, as well as Exhibits 3.4, 5.1, 8.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 21.1, 23.1, 23.2 and 23.3. The Partnership advises the Staff that it is continuing to negotiate the principal terms of its new credit facility and will summarize the principal terms of the new credit facility in a future amendment once those terms are finalized. The Partnership further advises the Staff that the NYSE has scheduled the Partnership for a pre-filing confidential review on November 7, 2013. Once the NYSE has cleared the Partnership for filing, a listing application will be filed with the NYSE. The Partnership will provide in future amendments updated information regarding the status of its NYSE listing application, as well as all omitted exhibits and all information in the Registration Statement that the Partnership is not entitled to omit under Rule 430A. The Partnership acknowledges that the Staff requires sufficient time to review the completed disclosure and exhibits.

2.
As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: The Partnership will provide the requested statement and a copy of the FINRA no-objections letter to the Staff as soon as such information becomes available.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Partnership advises the Staff that, to date, neither the Partnership nor anyone on the Partnership’s behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Partnership further advises the Staff that, to the best of its knowledge, to date, there have been no research reports about the Partnership that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act (“JOBS Act”), by any broker or dealer that is participating or will participate in the offering. To the extent the Partnership presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Partnership that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the JOBS Act, it will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.
Prospectus Cover Page

4.
You disclose on page 4 and elsewhere that “own a 33⅓% undivided interest in the [McKee Products] system.” Please revise your cover art to clearly indicate that your interest in the McKee Products System is a 33⅓% undivided interest.

Response: The Partnership has revised the cover art as requested.

Mr. H. Roger Schwall
U.S. Securties and Exchange Commission
October 25, 2013

Prospectus Summary, page 1

5.
It is unclear why you believe that you are “well positioned to acquire Valero’s additional transportation and logistics assets in the future,” given the balance of the disclosure in the second paragraph under “Valero’s Additional Transportation and Logistics Assets” at page 5. Similarly, it is unclear why you assert at page 95 that “Valero will serve as a critical source of our future growth by providing us opportunities to purchase…” given that you also disclose at page 95 that Valero “will be under no obligation to offer to sell us additional assets….” Please revise all such disclosures, including at pages 86 and 108, to clarify.

Response: The Partnership advises the Staff that Valero will retain a significant ownership interest in the Partnership following the offering. Although such amounts have not yet been determined, the Partnership expects that, following the closing of the offering, Valero will own in excess of 50% of the Partnership’s limited partner interests (through ownership of common and subordinated units), as well as 100% of our general partner and its associated incentive distribution rights. As a result, the Partnership believes Valero’s significant ownership interest in the Partnership will provide significant economic incentive for Valero to grow the Partnership’s distributions, including through future sales of assets. The Partnership has revised Amendment No. 1 on pages 5, 82, 91, 104 and 115 to reflect such belief.
Summary of Conflicts of Interest and Duties, page 12

6.
We note the disclosure in the second bullet point on page 32 and your reference in this section to Valero’s potential interests in your not connecting your pipelines and terminals with third parties and in your not pursuing higher tariff rates. To the extent known or previously disclosed publicly, also describe Valero’s intentions with regard to your potential desire to seek higher tariffs and to connect your pipelines with other third parties, and similar business plans which would be expected to have a likely material effect on your business and results of operations.

Response: The Partnership advises the Staff that Valero has no known or previously disclosed intentions with regard to the Partnership’s potential desires to seek higher tariffs, connect to third-party facilities, or similar business plans. Valero has advised the Partnership that it will examine the circumstances existing at the relevant time to determine its response. The Partnership notes that the commercial agreements between the Partnership and Valero, which have initial terms of 10 years, will establish contractually the tariffs and fees charged to Valero for throughput on the Partnership’s pipelines and terminals. Such agreements will provide for escalation of tariffs based on applicable inflation indices.
The Offering, Cash Distributions, page 14

7.
In the first paragraph on page 16, your disclosure suggests that there would have been a “shortfall” that will be reflected in the tabular disclosure at page 55. Please quantify the amount of this shortfall on the prospectus cover page.

Response: The Partnership has revised the prospectus cover as requested.

Mr. H. Roger Schwall
U.S. Securties and Exchange Commission
October 25, 2013

Risk Factors, page 21

8.
Please revise and shorten this 26-page section to comply with Item 503(c) of Regulation S-K. That Item indicates in part that your risk factors discussion “must be concise and organized logically. Do not present risks that could apply to any issuer or any offering.” Note also that Securities Act Release 33-6900 indicates that “meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure” as required by Commission rules. Your risk factors should be brief and to the point.

Response: The Partnership has shortened and refined the Risk Factors section in Amendment No. 1 as requested.

9.
You refer to your limited call right at various places, including at pages 33 and 17. Disclose whether the 80% threshold would be met at the time the subordinated units convert, based on the number of such units expected to be outstanding at the time this offering concludes.

Response: The Partnership advises the Staff that, although such amounts have not yet been determined, the Partnership expects that, following the closing of the offering, Valero will own less than 80% of the Partnership’s limited partner interests at the time the subordinated units convert based on the number of such units expected to be outstanding at the closing of the offering. The Partnership has revised Amendment No. 1 as requested. See pages 17, 30, and 158.
The fees and reimbursements due to our general partner and its affiliates, page 34

10.	Please disclose in this risk factor, if true, that there is no limit on the fees and expense reimbursements that you may be required to pay to the general partner and its affiliates.
Response: The Partnership has revised Amendment No. 1 as requested. See page 31.
Use of Proceeds, page 47

11.	Please revise your disclosure to clearly and consistently state your intended use of proceeds. In this regard, we note the following inconsistent statements:

•	“…we plan to retain all of the net proceeds from this offering to fund future growth capital investments” (pages 3 and 97);

•
“We also expect that we will retain all of the net proceeds of this offering…for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures. To the extent we do not fund acquisitions and expansion capital expenditures with proceeds from this offering, we expect to fund them primarily from external sources” (page 86); and

•
“We intend to use the net proceeds from this offering to pay revolving credit facility origination and commitment fees…and we will retain the remainder of the net proceeds of this offering for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures” (pages 14 and 47).

Please revise your disclosure to clarify whether a portion of the proceeds will be used to pay your credit facility origination and commitment fees or whether you will retain all net proceeds.

Mr. H. Roger Schwall
U.S. Securties and Exchange Commission
October 25, 2013

To the extent you retain all net proceeds, please clarify whether these proceeds will be used to fund future capital investments or whether they will be used for general partnership purposes. Also quantify any referenced “remainder,” and clarify whether any such proceeds will be deemed “available cash.” See Item 504 of Regulation S-K.
Response: The Partnership has revised Amendment No. 1 as requested to clarify the intended use of net proceeds and to clarify that the proceeds of the offering will not be deemed to be “available cash.”  See pages 3, 14, 19, 43, 61, 82, 87 and 93.
Cash Distribution Policy and Restrictions on Distributions, page 50

12.
Your disclosures under “Rationale for Our Cash Distribution Policy” require further clarification. You begin that discussion by stating, “Our partnership agreement requires that we distribute all of our available cash quarterly.” You also state that the requirement “forms the basis of our cash distribution policy and reflects a basic judgment, etc.” But you then state that (emphasis supplied), “Our general partner may change our cash distribution policy at any time, subject to the requirement in our [PA] to distribute all of our available cash quarterly.” We note also the disclosure in the first bullet point on page 51. The balance of your prospectus, including reference at page 52 to a quantified expected “minimum quarterly cash distribution,” appears to suggest that the receipt of such quarterly distributions is intended to be an essential aspect of the securities you are offering. Please revise or explain these apparently contradictory statements, clarifying what types of changes to the policy you believe would be consistent with the other disclosures in that regard.

Response: The Partnership has revised Amendment No. 1 to delete the sentence regarding the general partner’s ability to change the Partnership’s cash distribution policy at any time. See page 46. Upon further consideration, the Partnership believes the sentence is potentially confusing. The Partnership notes that its partnership agreement will require it to distribute all available cash, and any change to such provision would require an amendment to the partnership agreement as described in the third bullet point under “Cash Distribution Policy and Restrictions on Distributions—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” on page 46.
Significant Forecast Assumptions, page 59

13.
Where you refer to the “TransCanada connection, which is expected to be placed into service in March 2014” (at page 62 and elsewhere), revise to clarify whether this has anything to do with your Keystone XL disclosures and expectations. We note the related disclosures at pages 82 and 98, for example. If any of your forecasts assume approval and completion of the Keystone XL pipeline, revise to make this clear. Similarly, if the second bullet point on page 64 assumes no further delays with Keystone XL, state this explicitly.

Response: The Partnership notes that its TransCanada connection, which is scheduled for completion in the first quarter of 2014, will connect the Lucas terminal to TransCanada’s Cushing MarketLink pipeline. The Cushing MarketLink pipeline is expected to begin transporting crude oil from Cushing, Oklahoma to the Texas Gulf Coast in December 2013. Construction of TransCanada’s Keystone XL pipeline is currently on hold pending TransCanada’s receipt of required permits. If and when the Keystone XL pipeline is complete, it will provide connectivity from Alberta, Canada to the Cushing MarketLink origin point at Cushing. Thus, if and when the Keystone XL pipeline is placed into service, our Lucas terminal will also have access to additional volumes of crude oil from the Keystone

Mr. H. Roger Schwall
U.S. Securties and Exchange Commission
October 25, 2013

XL pipeline through our TransCanada pipeline connection. The Partnership further advises the Staff that the Partnership’s forecast assumes that TransCanada’s Keystone XL pipeline will not be placed into service during the forecast period. The Partnership has revised Amendment No. 1 to clarify the relationship between the Cushing MarketLink pipeline and TransCanada’s Keystone XL pipeline and to reflect these assumptions. See pages 3, 4, 58, 78 and 94.
Management, page 126
Compensation of Our Officers and Directors, page 129

14.
You disclose that you expect Joseph Gorder, Richard Lashway and Donna Titzman will be your named executive officers (“NEOs”). In your table on page 127, you list these three NEOs and additionally, you disclose four other executive officers. Please clarify and provide us with your analysis as to why you have identified only three NEOs and have not identified other NEOs pursuant to Item 402(a)(3)(iii) of Regulation S-K. In this regard, we note your disclosure that your “general partner [was] formed in July 2013 and [has] not accrued any obligations with respect to compensation for directors and officers for the 2013 fiscal year or for any prior period.” However, we also note that your executive officers all serve at Valero, with a Valero subsidiary or within the Valero family of companies.

Response: The Partnership respectfully notes that, as an emerging growth company, it will be entitled to limit its compensation disclosure in future filings to three named executive officers pursuant to Section 102(c) of the JOBS Act. The Partnership further advises the Staff that, since its formation in July 2013, none of the executive officers of its general partner has received any compensation from the Partnership or Valero as a result of being an executive officer of the general partner of the Partnership. The Partnership further notes that it has revised Amendment No. 1 on pages 123 and 124 to remove certain individuals previously listed as executive officers, because the Partnership has determined that such individuals will not perform a policy making function for the Partnership and will not be in charge of a principal business unit, division or function such that any such individual would qualify as an executive officer.
Unaudited Pro Forma Combined Financial Statements, page F-2

15.
We noted the predecessor financial statements include an accrual for environmental costs that you expect will be indemnified by Valero upon completion of the IPO. Please tell us your reasons for not adjusting your pro forma balance sheet to remove this liability.

Response: The Partnership respectfully notes that the pro forma combined balance sheet on page F-4 of the Registration Statement is adjusted to reflect the recognition of a long-term receivable from Valero within “deferred charges” related to Valero’s indemnification of accrued environmental costs. The Partnership refers the Staff to note (b) on page F-6 of the Registration Statement, which describes the components of the pro forma adjustment to “deferred charges,” and the Partnership supplementally advises the Staff that the components of the pro forma adjustment are as follows (in thousands):

Deferred revolving credit facility issuance costs	$2,350
Long-term receivable from Valero	85
Pro forma adjustment	$2,435

Mr. H. Roger Schwall
U.S. Securties and Exchange Commission
October 25, 2013

The Partnership has reflected a long-term receivable from Valero for an amount equal to the accrued environmental costs rather than adjusting the pro forma combined balance sheet to remove the accrued liability because the Partnership believes that its obligation is not eligible to be offset by a receivable from Valero in accordance with Accounting Standards Codification 210-20.
* * *

The Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-5817, or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Sincerely,

/s/ Joseph W. Gorder

Joseph W. Gorder
Chief Executive Officer
Valero Energy Partners GP LLC

cc:	Gerald M. Spedale
Jay D. Browning
Lawrence M. Schmeltekopf